October 17, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Wealth Acquisition, Inc.

Response to Staff Comments, October 7, 2013

Registration Statement Form 10-12G Amendment No. 1

Filed September 23, 2013

File No. 000-55027

To the men and women of the SEC:

On behalf of Wealth Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 7, 2013 addressed to Mr. Jeffrey DeNunzio, the Company’s President, Secretary and Director, with respect to the Company’s filing of its Amendment No. 1 to its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

Item 1. Business, page 3

1.) We note that you have removed the disclosure regarding the “super” Form 8-K that is required to be filed in the event that a public shell company consummates a reverse merger with a private operating company. Please revise your discussion of the advantages of merging with a “Form 10 shell company” to disclose the requirement to file a Form 8 K containing audited financial statements of the target company and pro forma financial statements giving effect to the business combination within four days after consummation of the transaction. In this regard, please also revise the disclosure in the first paragraph on page 8 to clarify the nature of the financial statements required in the Form 8-K, as the disclosure in the last sentence of this paragraph could be read to suggest that audited pro forma financial information is required.

COMPANY RESPONSE

We have added the appropriate language on page 3 and page 8.

Item 7. Certain Relationships and Related Transactions, page 11

2.) We note that you have revised this section to discuss the services and loan extended to the company by Mr. DeNunzio and the 20 million shares of common stock you issued to repay him. Please revise to explain the relationship, if any, between these related-person transactions and your statement that, “At July 31, 2013 there is a related party accounts payable in the amount of $2,244.” Please further revise this section to ensure that it clearly identities the party to whom the related party account payable is or was owed and provides a description of the underlying transaction. Clarify also whether the loan has been repaid. Refer to Item 404(a) and (d) of Regulation S-K.

COMPANY RESPONSE

Item 7 has been amended to clarify the logistics of the loan by Mr. DeNunzio to the company and accounts payable in the amount of $2,244.

Report of Independent Registered Public Accounting Firm, page F-1

3.) We note the revisions made to the report of your independent registered public accounting firm in response to prior comment 10. The report should relate to the financial position (i.e. balance sheet) as of the end of the reporting period, and not for a period of time from inception (July 22, 2013) to July 31, 2013. In addition, the report continues to make reference in the introductory and opinion paragraphs to the statements of operations, stockholders’ equity and cash flows for the year ended July 31, 2013. In this regard, we note that the financial statements included in the filing are only for the period from inception (July 22, 2013) to July 31, 2013. Please have your auditor revise its report accordingly.

COMPANY RESPONSE

The above information has been amended so that it reads as written above.

Exhibits Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

4.) A consent to the use of an audit report is not required in 1934 Act reports. However, we note that you included an auditor’s consent in your initial filing on August 22, 2013, so it should be updated within 30 days of the effective date of the registration statement. Alternatively, you may remove the exhibit from the filing. In this regard, you indicate that this exhibit is “filed herewith.”

COMPANY RESPONSE

The consent of Independent Registered Public Accounting Firm has been removed and is not listed as an exhibit any longer.

By: /s/ Jeffrey DeNunzio

President & CEO

Date: October 17, 2013